UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                        SCHEDULE 13D

          UNDER THE SECURITIES EXCHANGE ACT OF 1934
                  (AMENDMENT NO. _______)*

                      isolver.com, inc.
                      (Name of Issuer)

                        COMMON STOCK
               (Title of Class of Securities)

                                    464887 10  8
                                    (CUSIP Number)


ELIZABETH PANKO,
5001 SPRING VALLEY RD.
SUITE 800E, DALLAS, TX   75244

972-991-0001
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                      DECEMBER 28, 1998
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 464887 10  8

SCHEDULE 13D

NAME OF REPORTING PERSON:     E-COM INVESTMENTS, L.L.C.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:
(Entities Only)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
            (a) [  ]
            (b) [ X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS (See Instructions): WC

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
            YES [   ]
            NO  [ X ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7.    SOLE VOTING POWER: 20,892,750
8.    SHARED VOTING POWER:  0
9.    SOLE DISPOSITIVE POWER:  20,892,750
10.   SHARED DISPOSITIVE POWER: 0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:  20,892,750

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES (See Instructions):
                  [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11): 69.6425%

14.   TYPE OF REPORTING PERSON*:     OO


CUSIP NO.  464887 10  8

ITEM. 1  SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Stock of isolver.com, inc., formerly known as Buffalo Capital VI, Ltd. (the "Issuer"). Its principal executive offices are located at 5001 Spring Valley Road, Suite 800, East Tower, Dallas,
TX 75244.

ITEM 2.  IDENTITY AND BACKGROUND.

      The entity filing this statement is E-Com Investments, L.L.C..

      The business address of E-Com Investments, L.L.C. is Suite
800, East Tower, 5001 Spring Valley Road, Dallas, TX 75244.

      E-Com Investments, L.L.C., a Delaware limited liability company, was the sole shareholder of isolver.com, inc., a Nevada corporation (which became a wholly-owned subsidiary of the Issuer). Its business is making investments.

      Life Underwriters of America, Inc. is 5% member/manager of
E-Com Investments, L.L.C.

      Marketing Partnership 95-5, L.P. is 95% member of E-Com
Investments, L.L.C.

      Life Underwriters of America, Inc. is a Delaware company with the following officers:

Name                            Position
Vickie A. Walker              President & Director

Terry O. Reid                 Treasurer/Secretary & Director

Gary M. Kornman               Vice President


Biographical Information


Vickie A. Walker.

       Ms. Walker has been President of Life Underwriters of
America, Inc. since July, 1991. She currently serves as Secretary-Treasurer and Chief Financial Officer of The Heritage Organization, L.L.C. (since March, 1995), Secretary-Treasurer and Chief Financial Officer of The Heritage Organization, Inc., Secretary-Treasurer and Chief Financial Officer of Kornman & Associates, Inc. (since June,
1977) as Treasurer of the U.S. National Foundation For Anti-Aging & Survival Research, and as Treasurer of The Institute for Anti-Aging & Survival, Inc. Ms Walker is also the Secretary, Treasurer and director of many other corporations.Ms. Walker supervises an accounting staff comprised of three CPA's and five staff accountants. In addition to her normal finance and accounting duties, she specializes in Contract Drafting and Negotiations, Legal Entities Formation, and Licensing and Filings. Ms. Walker serves on a number of mission critical committees of The Heritage Organization, L.L.C., including Employee Management and Benefits, Aviation and Transportation, and Procurement and Budget. She is Chairperson for the Executive Management Committee.

Terry Oliver Reid.

      Ms. Reid has been Treasurer/Secretary of Life Underwriters of America, Inc. since July, 1991. She is concurrently Vice President of Administration, Secretary, Treasurer and Executive Representative for Heritage Investments, L.L.C. and Heritage Securities Corporation, Vice President of The Heritage Organization, Inc., Vice President of
Kornman & Associates, Inc., Secretary of the U.S. National
Foundation For Anti- Aging & Survival Research and Secretary of The Institute for Anti-Aging & Survival, Inc. She began her affiliation with the above organizations in 1991.From June, 1980 to May, 1982, Ms. Reid was a Revenue Accountant for Saxon Oil Company. In
1982, she was invited to join the Intergovernmental Affairs staff at The White House under President Reagan. She worked under Vice
President George Bush in 1983 on his Domestic Policy staff. In 1984 she served as Budget Director for the Administration Division of Reagan-Bush 84 Campaign at the national headquarters. Upon her return to Dallas in 1985, she worked for Ben Brown, CPA, preparing tax returns. From 1986 through 1989 she was Financial and Administrative Manager for Laurey Peat & Associates, a public relations agency. In 1990 she was appointed as Assistant to the United States Ambassador to Zimbabwe under President Bush. In
1991 she joined The Heritage Organization, Inc., as Assistant to the Chairman and was promoted to Vice President of Administration in 1994.

      Ms. Reid holds a Bachelor of Accountancy degree from the University of Oklahoma with a minor in Petroleum Land Management.

Gary M. Kornman.

      Mr. Kornman has been Vice President of Life Underwriters since 1991. He currently serves as Chairman and Chief Executive Officer of the Heritage Organization, L.L.C., (since March, 1995), and also serves as Chief Executive Officer of The Heritage Organization, Inc. (since 1986)and President and CEO of Kornman & Associates,
Inc. since 1975.  He was President and CEO of The Planning Group,
Inc. from 1970 through 1975. Mr. Kornman is also the sole shareholder, officer and director of many other corporations.Mr. Kornman earned a Bachelor of Arts from Vanderbilt University in 1965 with concentrations in Business/Economics and Psychology and was a National Merit Scholar. In 1969 he received his Doctor of Jurisprudence from the University of Alabama School of Law and received the American Jurisprudence Award in Estate Planning, the American Jurisprudence Award in Contracts and the American Jurisprudence Award in Evidence.

      He is admitted to practice before the Bar of the State of Alabama, and is a member of the American Bar Association Section of Taxation and Section of Trust, Real Property and Probate.

      None of the above mentioned Directors and/or Officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      None of the above mentioned Directors and/or Officers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.


      All above mentioned natural persons are United States citizens.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION.

      On December 28, 1998, there was a change in control of the Issuer. On that date, Gary M. Kornman, as agent for E-Com Investments, L.L.C., the ultimate purchaser, acquired 3,484,250 shares, approximately 75.42% of the Issuer's outstanding common stock from the previous owners of such shares. E-Com Investments, L.L.C. paid One hundred and Forty thousand dollars ($140,000) for these shares using working capital.

      On April 21, 1999, Buffalo Capital VI, Ltd., acquired all of the issued and outstanding stock of isolver.com, Inc., a Nevada corporation. The transaction was completed pursuant to a Share Exchange Agreement dated April 21, 1999, and was structured as a stock for stock exchange under Section 368(a)(1)(B) of the Internal Revenue Code. The transaction was reported in a report on Form 8K dated April 21, 1999.

      The Issuer issued 5,380,000 shares of its common stock in exchange for all of the issued and outstanding common stock of isolver.com, inc., which increased the number of issued and outstanding shares of common stock of the Issuer from 4,620,000 to 10,000,000. Immediately following completion of the share exchange transaction, E-Com Investments, L.L.C., a Delaware limited liability company, which was the sole shareholder of isolver.com, inc., and also previously owned 3,484,250 shares, or approximately 75.42% of the Issuer's outstanding common stock, was the owner of a total of 8,864,250 shares of common stock of the Issuer, or approximately 88.64% of its issued and outstanding common stock.

      E-Com Investments, L.L.C. sold 1,900,000 shares to Ms. Gina
Setlin-Fard for the consideration of One (1) dollar.

      As reported on Form 8-K, on April 23, 1999, subsequent to the date of completion of the share exchange transaction described above, the Company's Board of Directors approved a 3:1 forward split of its issued and outstanding common stock held by its shareholders of record as of that date. After giving effect to this forward split, the Company had 30,000,000 shares of common stock issued and outstanding.

      E-Com Investments, L.L.C. currently owns 20,892,750 shares, approximately 69.6425% of the Issuer.


ITEM 4.  PURPOSE OF TRANSACTION.

      The purpose of the transaction was to acquire control of the Issuer in anticipation of a business combination transaction between the Issuer and isolver.com, inc.

      A Special Meeting of Shareholders has been held in which the shareholders voted to change the Issuer's name to isolver.com, inc. Also, a Special Meeting of Shareholders will be called to further change the Issuer's Articles of Incorporation to add another class of securities, Class B Common Stock, with each share having 10,000 votes per share. Additional Directors and/or Officers may be added when deemed necessary or appropriate. These changes may impede the acquisition of control of the Issuer by any person.

      Other than described above, E-Com Investments, L.L.C. has no other present plans or proposals which relate to or would result in:

      (A) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

      (B) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

      (C) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

      (D) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board:

      (E) any material change in the present capitalization or dividend policy of the Issuer;

      (F) any other material change in the Issuer's business or corporate structure;

      (G) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

      (H) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (I) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

      (J)   any action similar to any of those enumerated above.

      Notwithstanding the foregoing, E-Com Investments, L.L.C. will continue to review its investment in the Issuer and reserve the right to change its intention with respect to any or all of such matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a)    E-Com Investments, L.L.C. beneficially owns
20,892,750 shares (69.6425%).

      (b) E-Com Investments, L.L.C. has the power to vote and dispose of 20,892,750 shares (69.6425%).

      (c)   During the sixty day period preceding the filing of this
Schedule 13D, E-Com Investments, L.L.C. had no transactions in the stock of the Issuer, other than those described above in Item 3 and
Item 4.

      (d) No other person is known (other than mentioned in this Schedule 13D) to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares owned by E-Com Investments, L.L.C.

      (e) E-Com Investments, L.L.C. will continue to be the beneficial owner of more than five percent of the outstanding common stock of the issuer.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
ISSUER.

      There are no contracts, agreements, understandings or relationships (legal or otherwise) between E-Com Investments, L.L.C.
and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      None.


SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 13, 1999

/s/______________
Gary M. Kornman
As Vice President of
Life Underwriters of America, Inc.
As Member/Manager of E-Com Investments, L.L.C.